Exhibit 99.9

ISOENERGY AND FUTURE FUELS COMPLETE TRANSACTION RELATED TO
MOUNTAIN LAKE PROPERTY IN NUNAVUT

VANCOUVER, B.C., February 18, 2025 – IsoEnergy Ltd. (TSX: ISO) (OTCQX : ISENF) (“IsoEnergy”) and Future Fuels Inc. (TSXV: FTUR) (FSE: S0J) (“Future Fuels”, and together with IsoEnergy, the “Companies”) are pleased to announce the completion of the previously announced transaction (the “Transaction”) whereby Future Fuels acquired a 100% interest in IsoEnergy’s Mountain Lake Project, comprised of mineral claims covering 5,625 hectares in the Hornby Bay Basin, Nunavut, Canada (the “Mountain Lake Property”) in exchange for common shares of Future Fuels (“Common Shares”) and the grant of the Net Smelter Royalties (as defined below) to IsoEnergy. The Transaction was completed in accordance with an asset purchase agreement (the “APA”) dated November 13, 2024 between IsoEnergy and Future Fuels. The acquisition of the Mountain Lake Property adds key claims to Future Fuels’ portfolio of holdings in the Hornby Bay Basin in Nunavut, increasing its total holdings to over 342,064 hectares.

Rob Leckie, CEO and director of Future Fuels, commented: "We are thrilled to complete this transformational acquisition of the Mountain Lake Property, marking an exciting new chapter for Future Fuels. The Mountain Lake Property is located in a highly prospective region, and we look forward to unlocking its full potential with our planned exploration programs. Our team is eager to update the market on our progress as we advance exploration and development in the coming months.”

Transaction Details

Pursuant to the APA, Future Fuels acquired the Mountain Lake Property from IsoEnergy in exchange for consideration comprised of:

(i)	the issuance to IsoEnergy of 12,500,000 Common Shares (the “Upfront Shares”) on closing of the Transaction (the “Closing”);

(ii)	the future issuance to IsoEnergy of 2,500,000 Common Shares (the “Deferred Shares”, and together with the Upfront Shares, the “Consideration Shares”) on the earliest date practicable following Closing that will ensure that such issuance will not result in IsoEnergy owning or controlling more than 19.9% of the outstanding Common Shares on a partially-diluted basis; and

(iii)	the grant by Future Fuels to IsoEnergy at the Closing of: (a) a 2% net smelter returns royalty, payable on all production from the Mountain Lake Property, of which 1% will be eligible for repurchase by Future Fuels for $1,000,000; and (b) a 1% net smelter returns royalty, payable on all production from Future Fuels’ properties in Nunavut other than the Mountain Lake Property (collectively, the “Net Smelter Royalties”). The Net Smelter Royalties were granted pursuant to royalty agreements between the Companies entered into concurrently with the Closing.

The Upfront Shares are subject to contractual restrictions on resale (the “Lock-Up Restrictions”) beginning from the date of Closing, as well as a statutory hold period of four months and one day (the “Statutory Restriction”) from the date of Closing. The Deferred Shares, when issued, will be subject to the same Lock-Up Restrictions and the Statutory Restriction beginning from the date of issuance of the Deferred Shares.

In accordance with the Lock-Up Restrictions, IsoEnergy may not sell, pledge, encumber, assign or otherwise dispose of or transfer the Consideration Shares until they become free-trading in accordance with the release schedule, whereby 25% will be released on Closing (subject to the Statutory Restriction) and every six months thereafter for a total period of 18 months.

In connection with Closing, the Companies have also entered into an investor rights agreement dated February 14, 2025, which provides IsoEnergy, for so long as IsoEnergy owns 10% or more of the issued and outstanding Common Shares on a partially diluted basis, the right to: (i) nominate one director to the board of directors of Future Fuels; and (ii) participate in future equity financings of Future Fuels in order to maintain its pro rata share ownership, subject to prior approval by the TSX Venture Exchange.

In addition, as previously announced in Future Fuels’ news release dated December 19, 2024, Future Fuels closed the first tranche of its concurrent private placement on December 19, 2024. Future Fuels has closed the concurrent private placement and will not issue additional securities under a second tranche.

Early Warning Disclosure

Prior to the completion of the Transaction, IsoEnergy held no securities of Future Fuels. Following completion of the Transaction, IsoEnergy beneficially owns 12,500,000 Upfront Shares and is deemed to beneficially own the 2,500,000 Deferred Shares, representing approximately 21.36% of the issued and outstanding Common Shares on a non-diluted basis (assuming the issuance of the Deferred Shares).

While IsoEnergy currently has no plans or intentions with respect to the Common Shares, IsoEnergy may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the Common Shares or other securities of Future Fuels based on market conditions, general economic and industry conditions, trading prices of Future Fuels’ securities, Future Fuels’ business, financial condition and prospects and/or other relevant factors.

A copy of the early warning report filed by IsoEnergy will be available under Future Fuels’ profile on SEDAR+ at www.sedarplus.ca or by contacting Graham du Preez, Chief Financial Officer of IsoEnergy, at 306-373-6399. IsoEnergy’s head office is located at 217 Queen St. West, Suite 401, Toronto, Ontario, M5V 0R2.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSX: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., and Australia at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Future Fuels Inc.

Future Fuels’ principal asset is the Hornby Uranium Project, covering the entire 3,407 km² Hornby Basin in north-western Nunavut, a geologically promising area with over 40 underexplored uranium showings, including the historic Mountain Lake Deposit. Additionally, Future Fuels holds the Covette Property in Quebec’s James Bay region, comprising 65 mineral claims over 3,370 hectares.

For More Information, Please Contact:

ISOENERGY LTD.

Philip Williams
CEO and Director

info@isoenergy.ca
1-833-572-2333
X: @IsoEnergyLtd
www.isoenergy.ca

FUTURE FUELS INC.

Rob Leckie

CEO and Director

info@futurefuelsinc.com

604-681-1568

X: @FutureFuelsInc

www.futurefuelsinc.com

Forward-Looking Statements

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact included in this news release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Companies’ expectations include but are not limited to market conditions and the risks detailed from time to time in the filings made by the Companies with securities regulators. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Companies. The reader is cautioned not to place undue reliance on any forward-looking information, including, but not limited to, statements regarding the Transaction and the Mountain Lake Property, including the anticipated benefits thereof, the issuance of the Deferred Shares, the appointment of a nominee director or exercise of participation rights by IsoEnergy under the Investor Rights Agreement, the prospects of Future Fuels’ newly acquired mineral claims, which are not at an advanced stage of development, Future Fuels’ anticipated business and operational activities, and Future Fuels’ plans with respect to the exploration of the Mountain Lake Property. Factors that could cause actual results to vary from forward-looking statements or may affect the operations, performance, development and results of Future Fuels’ business include, among other things, Future Fuels’ ability to generate sufficient cash flow to meet its current and future obligations; that mineral exploration is inherently uncertain and may be unsuccessful in achieving the desired results; that mineral exploration plans may change and be re-defined based on a number of factors, many of which are outside of Future Fuels’ control; Future Fuels’ ability to access sources of debt and equity capital; competitive factors, pricing pressures and supply and demand in the Companies’ industry; and general economic and business factors. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Companies will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.